January 2, 2015

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Mr. Jason Fox

Re: SEI Asset Allocation Trust (File No. 811-07445), SEI Tax Exempt Trust (File No. 811-03447), SEI Liquid Asset Trust (File

No. 811-03231), and SEI Institutional International Trust (File No. 811-05601) (collectively the “SEI Funds” or “Trusts”)

Mr. Fox:

This letter responds to comments given by you to Brian Timmons, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to the Trusts, in a telephone conversation on December 4, 2014. The comments provided relate to the annual report as of September 30, 2013 filed on Form N-CSR (the “Report”) of SEI Institutional International Trust (the “Trust”) and related filings for the Trusts.

SEI provides the Trusts with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trusts. In connection with the responses below, we acknowledge on behalf of the Trusts that the Trusts, through its officers and trustees, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trusts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trusts’ responses.

SEC Comment 1

The following funds are labeled as “Active” on EDGAR and should be designated “Inactive”:

SEI Asset Allocation Trust - Diversified U.S. Stock, Diversified Aggressive Growth, Diversified Aggressive Stock, Diversified Moderate Growth, Diversified Market Growth, Diversified Conservative, and Diversified Conservative Income.

SEI Tax Exempt Trust - Massachusetts Tax Free Money Market Fund

SEI Institutional International Trust - Tax Managed International Equity Fund

SEI Liquid Asset Trust - Treasury Money Market Fund

Trusts Response to Comment 1

The Trusts agree and appropriate action will be taken to correct the aforementioned funds’ status.

©2014 SEI	1

SEC Comment 2

Within the SEI Institutional International Trust September 30, 2013 Annual Report’s financial highlights, the International Fixed Income Fund included a footnote on the $0.48 dividend from net investment income per share amount indicating that the distribution included a $0.09 per share return of capital. Consider including the return of capital distribution as a separate line item.

Trust Response to Comment 2

The Trust agrees and will reflect return of capital distributions as a separate line item within the financial highlights beginning on the Trust’s next semi-annual report dated March 31, 2015.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/s/ Peter Rodriguez
Peter Rodriguez
Controller and Chief Financial Officer

cc:	Robert A. Nesher

Russell Emery

Timothy D. Barto

James Hoffmayer

©2014 SEI	2